EXHIBIT 99.5

October 4, 2021

Ms. Cynthia Dotzel
Mr. John Giambalvo
c/o Timothy J. Nieman, Esq.
Corporate Secretary
Codorus Valley Bancorp, Inc.
105 Leader Heights Road
York, PA 17405

VIA EMAIL

Cindy and John,

I have reviewed a copy of a letter dated September 29, 2021 from Stacey Scrivani, counsel to Codorus Valley Bancorp, Inc. (the “Corporation”), to my attorney Andrew Freedmen wherein Ms. Scrivani accused Mr. Freedman of making a “Board Threat.” While I can understand that the Corporation’s board of directors (the “Board”)—so long accustomed to a status quo of standing idly by as Larry Miller ran the Corporation for his benefit (to the detriment of shareholders’ interests) and rubberstamping his every directive—might consider any potential change to that status quo to be a “threat,” such a characterization of our lawful demand to inspect certain books and records of the Corporation, as well as Mr. Freedman’s telephonic conversation with Ms. Scrivani, is not only inaccurate, but highly unproductive.

Mr. Freedman has extensive experience in representing shareholders seeking to assert their rights and act as a catalyst for unlocking shareholder value; indeed, he is probably one of the foremost practitioners in that field. As such, I can confidently state that Mr. Freedman does not make “threats” on his client’s behalf, particularly when exploring the possibility of a framework for cooperation. I have no experience with Ms. Scrivani outside of this matter and assume she is extremely competent, even if this type of situation is not her forte, but hope that, in the future, she will not leap to unwarranted conclusions.

As an aside, to the extent that the Corporation would like to publicly disseminate its correspondence to me, it is obviously welcome to do so, but I certainly disclaim any obligation to include any such correspondence in filings with the Securities and Exchange Commission (the “SEC”). Rather than worrying about any filings I may make with the SEC, perhaps the Corporation should focus on the completeness of its own filings instead. Specifically, I note that, in the Current Report on Form 8-K filed by the Corporation on September 15, 2021, the Corporation discloses that Mr. Miller will “transition to the new role of Executive Chair of the Company, a position he will hold until December 31, 2021” without indicating whether Mr. Miller will also step down from the Board on that date.

I believe that whether Mr. Miller will step down from the Board at the end of the year is material information and request that the Corporation immediately clarify whether Mr. Miller’s tenure as a member of the Board (as well as any other positions, roles or relationships with the Corporation) will cease as of December 31, 2021.

Thank you for your prompt attention to this matter.

#oversightnotalignment

Very truly yours, /s/ J. Abbott R. Cooper

250 Park Avenue

7th Floor

New York, NY 10177